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                                                            OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.   1)*
                                             ----

                                 ABX Air, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   00080S101
--------------------------------------------------------------------------------
                                (CUSIP Number)

                             David Aufhauser, Esq.
                                     UBS AG
                                299 Park Avenue
                            New York, New York 10171
                                 (212) 821-3000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 18, 2003
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


         PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
            IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                 DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


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CUSIP NO. 00080S101        13D         Page              of       Pages
         ------------------------   ---------    --------------  -------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          USB AG (for the benefit of UBS Investment Bank and Wealth Management USA, business groups of UBS AG*)
          * See item 5
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (See Instructions)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)
          BK.AF,WC
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ x ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Switzerland
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    below 5%
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   below 5%
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          Below 5%
          ---------------------------------------------------------------------

 (12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Below 5%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)
          BK
          ---------------------------------------------------------------------

Item 1. Security and Issuer

Common Stock
ABX AIR, Inc.
145 Hunter Drive
Wilmington, OH 45177


Item 2. Identity and Background

UBS AG
Principal business: UBS AG is a major international banking and financial firm. UBS AG's principal business office is located at:

Bahnhofstrasse 45
CH-8021, Zurich, Switzerland

UBS AG, a Swiss banking corporation, is publicly owned, and its shares are listed on the Zurich, New York and Tokyo stock exchanges. Subsidiaries of UBS AG include UBS Securities LLC and UBS Financial Services Inc. Like most securities firms, UBS Securities LLC and UBS Financial Services Inc. are, and have been, defendant(s) in numerous legal actions brought by private plaintiffs relating to their securities businesses that allege various violations of federal and state securities laws. UBS Securities LLC and UBS Financial Services Inc. are wholly owned subsidiaries of UBS AG. UBS AG, a Swiss banking corporation, is publicly owned, and its shares are listed on the Zurich, New York and Tokyo stock exchanges. UBS AG files annual reports on Form 20-F with the SEC, and also files quarterly reports and certain other material information with the SEC under cover of Form 6-K. These reports are publicly available. These reports include material information about UBS Securities LLC matters, including information about any material litigation or administrative proceedings. Further, UBS AG, UBS Securities LLC and UBS Financial Services Inc., and other affiliated entities, like most large, full service investment banks and broker-dealers, receive inquiries and are sometimes involved in investigations by the Federal Reserve Bank, SEC, NYSE and various other regulatory organizations and government agencies. UBS AG and its affiliates and subsidiaries fully cooperate with the authorities in all such requests. UBS Securities LLC and UBS Financial Services Inc. regularly report to the National Association of Securities Dealers, Inc. on Form B-D and to the SEC on Schedule E to Form ADV investigations that result in orders. These reports are publicly available.


Item 3. Source and Amount of Funds or Other Consideration

The source of funds for the purchases of the Common Stock (as defined above in Item 1) was internal funds of UBS AG and the affiliates that purchased the subject securities and/or the available funds of clients if shares purchased on a discretionary basis for client accounts.

Item 4. Purpose of Transaction

The shares of Common Stock were acquired for investment and proprietary trading purposes and not with the purpose or effect of changing or influencing control of the Issuer. UBS AG and its affiliates review their respective holdings of the Issuer on an ongoing basis. Depending on such evaluations, UBS and its affiliates may from time to time in the future acquire additional shares in connection with such investment and risk arbitrage activities, but they have no present plans for any material additional acquisitions. Except as otherwise described herein, none of the reporting persons has any plans or proposals relating to or which would result in any of the transactions described in Items 4(a) - (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

This filing reflects securities beneficially owned by the UBS Investment Bank and Wealth Management USA business groups of UBS AG (the "Business Groups"). As of the date of the event requiring the filing of this schedule, UBS AG (on behalf of the Business Groups) beneficially owns less than 5% of the Common Stock of ABX Air Inc. (the "Issuer"), through the following entities within the Business Groups::

UBS AG London Branch
UBS Portfolio LLC
UBS AG Frankfurt
UBS Ltd

UBS Warburg Private Clients Ltd
UBS AG Tokyo branch
UBS AG (Switzerland)
UBS Warburg Securities (Pty) Ltd (South Africa)
UBS International Ltd
UBS Warburg Securities Ltd
Banco UBS Warburg S.A
UBS Warburg Corretora de Cambio e Valores
Mobiliarios S.A.
UBS Warburg Trading S.A.
UBS Bunting Warburg Inc
UBS Capital Americas Investments III, Ltd.
UBS Capital II LLC
UBS Capital LLC
UBS AG
UBS AG Brazil
UBS Limited
UBS Capital Americas Investments II Ltd
SBC Equity Partners AG
UBS Capital Asia Pacific Ltd
UBS Capital Holdings LLC
UBS Capital Jersey Ltd
UBS Capital BV
UBS (USA) Inc
UBS Warburg AG (Frankfurt)
UBS Securities Australia Ltd
UBS Securities (Japan) Ltd
UBS Securities LLC
UBS Securities New Zealand Limited
UBS New Zealand Limited
UBS AG
UBS AG Australia Branch
UBS Capital Markets LP
UBS Capital Latin America LDC
UBS Securities France SA
UBS AG Canada Branch
UBS Cayman Ltd.
PaineWebber Capital Inc
Paine Webber International Inc
UBS Fiduciary Trust Company
UBS Financial Services Incorporated of Puerto Rico
UBS Americas Inc
UBS Financial Services Inc.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of UBS AG, no contracts, arrangements, understandings or relationships (legal or otherwise) exist UBS AG and any other person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

None

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 29,2005
UBS AG
By: /s/ Teresa Ressel
    -----------------------
    Teresa Ressel
    Managing Director

By: /s/ Per Dyrvik
    -----------------------
    Per Dyrvik
    Managing Director